UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Perfect Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

G7006A109**

(CUSIP Number)

Michael Aw Soon Beng
Director, Provident Acquisition Holdings Ltd.

Unit 11C/D, Kimley Commercial Building,
142-146 Queen’s Road Central
Hong Kong

+852 2467 0338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7006A109

1.	Names of Reporting Persons. Provident Acquisition Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,491,467 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,491,467 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,491,467 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 4,891,467 Class A Ordinary Shares (as defined below) issued as entitlement shares for the cancellation of 5,327,500 Provident Class B Ordinary Shares (as defined below) previously held by the Sponsor (as defined below), and (ii) 3,000,000 Class A Ordinary Shares consisting of (a) 2,000,000 Class A Ordinary Shares converted from 2,000,000 Provident Class A Ordinary Shares (as defined below) acquired by Aventis (as defined below), an affiliate of the Sponsor, in connection with the FPA Investment (as defined below) and (b) 1,000,000 Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Warrants (as defined below) converted from 1,000,000 Forward Purchase Warrants (as defined below), which was acquired by Aventis in connection with the FPA Investment, and (iii) 6,600,000 Class A Ordinary Shares issuable upon the exercise of 6,600,000 Perfect Warrants converted from 6,600,000 Private Placement Warrants (as defined below) previously held by the Sponsor. The number of Class A Ordinary Shares disclosed herein does not include 1,175,624 earnout promote shares issuable to the Sponsor upon the occurrence of certain milestones.

(2)	Percentage is calculated based on 118,263,795 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on October 28, 2022, being the sum of (i) 101,475,077 Class A Ordinary Shares, and (ii) 16,788,718 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, as reported on the Issuer’s registration statement on Form F-1, filed with the Securities and Exchange Commission on October 28, 2022, and assuming the exercise of all of the Perfect Warrants held by the Sponsor and Aventis, but excluding shares of Class A Ordinary Share underlying options, warrants and convertible securities held by other security holders.

CUSIP No. G7006A109

1.	Names of Reporting Persons. Aventis Star Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,000,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,000,000 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 2,000,000 Class A Ordinary Shares (as defined below) converted from 2,000,000 Provident Class A Ordinary Shares (as defined below) acquired by Aventis (as defined below) in connection with the FPA Investment (as defined below) and (ii) 1,000,000 Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Warrants (as defined below) converted from 1,000,000 Forward Purchase Warrants (as defined below), which was acquired by Aventis in connection with the FPA Investment。

(2)	Percentage is calculated based on 118,263,795 ordinary shares issued and outstanding immediately following the consummation of the Business Combination (as defined below) on October 28, 2022, being the sum of (i) 101,475,077 Class A Ordinary Shares, and (ii) 16,788,718 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, as reported on the Issuer’s registration statement on Form F-1, filed with the Securities and Exchange Commission on October 28, 2022, and assuming the exercise of all of the Perfect Warrants held by Aventis, but excluding shares of Class A Ordinary Share underlying options, warrants and convertible securities held by other security holders.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership interests of the Reporting Persons (as defined below) in the Class A ordinary shares, par value $0.10 per share (the “Class A Ordinary Shares”), of Perfect Corp., a Cayman Islands exempted company with limited liability (the “Issuer”). The principal executive office of the Issuer is 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.

Item 2. Identity and Background

This Schedule 13D is being filed by the following entity (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Name	State or Other Place of Organization	Principal Business	Address of Principal Office
Provident Acquisition Holdings Ltd. (the “Sponsor”)	Cayman Islands	Investing in the Issuer	Unit 11C/D, Kimley Commercial Building, 142 – 146 Queen’s Road Central, Hong Kong
Aventis Star Investments Limited (“Aventis”)	British Virgin Islands	Investment holding company	80 Raffles Place #54-01/02, UOB Plaza 1, Singapore 048624

Aventis is an affiliate of the Sponsor by virtue of common majority equity ownership between the two entities. Accordingly, the Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Reporting Persons disclaims the membership in a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The joint filing agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

(a), (b), (c) and (f): The names, addresses and principal occupations and citizenship of the directors and executive officers (if applicable) of the Sponsor and Aventis are set forth in Schedule I and Schedule II hereto, respectively.

(d)  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I and Schedule II attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I and Schedule II attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

Provident Acquisition Corp., a Cayman Islands exempted company with limited liability (“Provident”), was formed as a special purpose acquisition company. Prior to the consummation of the initial public offering of Provident, on October 28, 2020, the Sponsor purchased an aggregate of 5,750,000 Class B ordinary shares of Provident, par value $0.0001 per share (“Provident Class B Ordinary Shares”), for $25,000, or $0.004 per share (the “Founder Shares”). The Sponsor subsequently transferred (i) an aggregate of 312,500 Founder Shares to WF Asian Reconnaissance Fund Limited (“Ward Ferry”) in connection with Ward Ferry’s entry into the Forward Purchase Agreement (as defined below) with Provident and the Sponsor, and concurrently with the closing of the initial public offering of Provident, and (ii) an aggregate of 110,000 Founder Shares to three independent directors and two advisors of Provident.

Simultaneously with the closing of the initial public offering of Provident, the Sponsor purchased an aggregate of 6,600,000 private placement warrants at $1.00 per warrant in a private placement of Provident (the “Private Placement Warrants”) pursuant to a private placement warrants purchase agreement (the “Private Placement Warrants Purchase Agreement”), generating gross proceeds to Provident of $6,600,000. Each Private Placement Warrant was exercisable to purchase one Provident’s Class A ordinary share, par value $0.0001 (the “Provident Class A Ordinary Share”), at a price of $11.50 per share.

In connection with the initial public offering of Provident, Provident and certain investors (the “FPA Investors”) entered into certain forward purchase agreements (each, a “Forward Purchase Agreement”, and together, the Forward Purchase Agreements), pursuant to which the FPA Investors agreed to subscribe for and purchase, and Provident agreed to issue and sell to such FPA Investors, collectively, 5,500,000 Provident Class A Ordinary Shares (“Forward Purchase Shares”) and 2,750,000 warrants to purchase Provident Class A Ordinary Shares (“Forward Purchase Warrants”) in consideration for an aggregate purchase price of $55,000,000 (the “FPA Investment”). In connection with the FPA Investment, Aventis agreed to subscribe for 2,000,000 Forward Purchase Shares, plus an aggregate of 1,000,000 Forward Purchase Warrants, for an aggregate purchase price of $20,000,000, or $10.00 per Provident Class A Ordinary Share, to close concurrently with the closing of Provident’s initial business combination.

On March 3, 2022, Provident entered into the Agreement and Plan of Merger with the Issuer, Beauty Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub 1”) and Fashion Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub 2”), and on September 16, 2022, Provident entered into the First Amendment to Agreement and Plan of Merger with the Issuer, Merger Sub 1 and Merger Sub 2 (collectively, the “Business Combination Agreement”).

Concurrently with the execution of the Business Combination Agreement, Provident, the Issuer and the Sponsor entered into the Sponsor Letter Agreement, pursuant to which the Sponsor agreed to, among other things, (i) attend the extraordinary general meeting of shareholders of Provident to establish a quorum for the purpose of approving the Business Combination (as defined below), and (ii) vote the Provident Class B Ordinary Shares, and any other securities of Provident acquired by the Sponsor in favor of approving the transactions contemplated by the Business Combination Agreement, and on September 16, 2022, Provident entered into the First Amendment to Sponsor Letter Agreement with the Issuer and the Sponsor (collectively, the “Sponsor Letter Agreement”).

On October 27, 2022, the FPA Investors (including Aventis) completed the FPA Investment. On October 28, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, (i) Merger Sub 1 merged with and into Provident (the “First Merger”), with Provident surviving the First Merger as a wholly-owned subsidiary of the Issuer, and (ii) immediately after the consummation of the First Merger, Provident (as the surviving company of the First Merger) merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Issuer (the “Business Combination”).

On the Closing Date, immediately prior to the effective time of the First Merger (the “First Merger Effective Time”), (i) the Sixth Amended and Restated Memorandum and Articles of Association of the Issuer became effective, and (ii) the Issuer effected a share combination such that each common share of the Issuer, par value $0.10 per share, and each preferred share of the Issuer, par value $0.10 per share, was consolidated into a number of shares based on a combination factor provided under the Business Combination Agreement, and upon such share combination, each resulting share was repurchased and cancelled in exchange for the issuance of one Class A Ordinary Share (where the holder thereof was not DVDonet.com. Inc., Golden Edge Co., Ltd., World Speed Company Limited or Alice H. Chang (each, a “Founder Party”)), or one Class B ordinary shares of Perfect, par value $0.10 per share (the “Class B Ordinary Share”) (where the holder thereof was a Founder Party).

Pursuant to the Business Combination Agreement, (i) immediately prior to the First Merger Effective Time, each Provident Class B Ordinary Share, outstanding immediately prior to the First Merger Effective Time was automatically converted into one Provident Class A Ordinary Share in accordance with the amended and restated memorandum and articles of association of Provident, and, (ii) after giving effect to such automatic conversion, at the First Merger Effective Time and as a result of the First Merger, (a) each issued and outstanding Provident Class A Ordinary Share, including but not limited to each of the Forward Purchase Shares, was cancelled in exchange for the right to receive one Class A Ordinary Share, and (b) each outstanding and unexercised warrant of Provident, including but not limited to each of the Forward Purchase Warrants and Private Placement Warrants, was converted into a corresponding warrant of the Issuer exercisable for Class A Ordinary Shares (the “Perfect Warrant”).

On October 31, 2022, the Class A Ordinary Shares and Perfect Warrants began trading on the New York Stock Exchange under the symbols “PERF” and “PERF WS,” respectively.

Except where otherwise specified above, the source of funds required for the purchases described herein were from general funds available to the applicable Reporting Persons.

The information set forth in this Item 3 and the foregoing descriptions of the Private Placement Warrants Purchase Agreement, Forward Purchase Agreement, and the Business Combination Agreement and the Sponsor Letter Agreement are qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 4.

Each Reporting Person acquired the Class A Ordinary Shares beneficially owned by it for investment purposes and to facilitate the formation of a strategic relationship between itself, its affiliates and a complementary operating company.

Registration Rights Agreement

In connection with the Closing, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) among the Issuer, the Sponsor, and certain shareholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer will, among other matters, be required to register for resale securities held by the shareholders who are signatories of the Registration Rights Agreement. In addition, those shareholders have certain customary “piggyback” registration rights with respect to registrations initiated by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Transfer Restrictions

Pursuant to the Sponsor Letter Agreement, the Sponsor agreed not to transfer, during a period of 12 months from and after the Closing Date, any of the Class A Ordinary Shares and Perfect Warrants held by the Sponsor immediately after the First Merger Effective Time, any Class A Ordinary Shares acquired by the Sponsor upon the exercise of such Perfect Warrants, or any earnout promote shares issued pursuant to the Sponsor Letter Agreement subject to customary exceptions. The lock-up requirements will cease to apply after the later of (i) the date on which the daily volume-weighted average price of the Class A Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any consecutive 30-trading-day period after the Closing Date and (ii) the date that is 180 days after the Closing Date.

General

Although none of the Reporting Persons currently has any specific plan or proposal to acquire or dispose of any of the Class A Ordinary Shares or any securities exercisable for or convertible into Class A Ordinary Shares, other than as described herein, each Reporting Person, consistent with its investment and/or business purposes and with the Registration Rights Agreement, at any time and from time to time may directly or indirectly acquire additional Class A Ordinary Shares or its associated rights or securities exercisable for or convertible into Class A Ordinary Shares or dispose of any or all of its Class A Ordinary Shares or its associated rights or securities exercisable for or convertible into Class A Ordinary Shares depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder or other securityholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other securityholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 and the foregoing descriptions of the Registration Rights Agreement and the Sponsor Letter Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 99.7, Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 118,263,795 ordinary shares issued and outstanding as of the Closing Date, as set forth in the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on October 28, 2022.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Persons may be deemed to beneficially own up to an aggregate of 14,491,467 Class A Ordinary Shares, representing approximately 11.5% of the total ordinary shares outstanding as of the Closing Date. This number includes (i) 4,891,467 Class A Ordinary Shares currently held by the Sponsor, (ii) 3,000,000 Class A Ordinary Shares consisting of (a) 2,000,000 Class A Ordinary Shares acquired by Aventis in connection with the FPA Investment and (b) 1,000,000 Class A Ordinary Shares issuable upon the exercise of 1,000,000 Perfect Warrants acquired by Aventis in connection with the FPA Investment, and (iii) 6,600,000 Class A Ordinary Shares issuable upon the exercise of 6,600,000 Perfect Warrants converted from the corresponding Private Placement Warrants previously held by the Sponsor. The number of Class A Ordinary Shares disclosed herein does not include 1,175,624 earnout promote shares issuable to the Sponsor upon the occurrence of certain milestones. The Perfect Warrants will become exercisable on the date that is 30 days anniversary after the Closing Date.

Each of the directors and executive officers (if applicable) of the Reporting Persons disclaims beneficial ownership of the Class A Ordinary Shares that the Reporting Persons may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in the Class A Ordinary Shares during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6. Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1.

Form of Private Placement Warrants Purchase Agreement, by and between Provident Acquisition Corp. and Provident Acquisition Holding Ltd. (incorporated herein by reference from Exhibit 10.4 to Provident’s Registration Statement on Form S-1(File No. 333-251571) filed with the Securities and Exchange Commission on December 22, 2020).

99.2.	Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and Aventis Star Investments Limited, an affiliate of the Provident Acquisition Holding Ltd. (incorporated by reference to Exhibit 10.11 of Provident’s Registration Statement Form S-1 (File No. 333-251571) filed with the Securities and Exchange Commission on December 22, 2020).

99.3.	Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident Acquisition Corp., Perfect Corp., Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.1 of Provident’s Current Report on Form 8-K (File No. 001-39860), filed with the Securities and Exchange Commission on March 3, 2022).

99.4.	First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, byand among Provident, Perfect, Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.3 of the Issuer’s Registration Statement on Form F-4/A (File No. 333-263841) filed with the Securities and Exchange Commission on September 19, 2022).

99.5.	Sponsor Letter Agreement, dated as of March 3, 2022, by and among Perfect Corp., Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.2 of Provident’s Current Report on Form 8-K (File No. 001-39860), filed with the Securities and Exchange Commission on March 3, 2022).

99.6.

First Amendment to Sponsor Letter Agreement, dated as of September 16, 2022, by and among Perfect Corp., Provident Acquisition Corp., and Provident Acquisition Holdings Ltd., (incorporated by reference to Exhibit 10.23 of the Issuer’s Registration Statement on Form F-4/A (File No. 333-263841) filed with the Securities and Exchange Commission on September 19, 2022).

99.7.	Registration Rights Agreement, dated as of October 28, 2022, by and among Perfect Corp., Provident Acquisition Holdings Ltd., and certain shareholders of Perfect Corp. (incorporated by reference to Exhibit 10.3 of Provident’s Current Report on Form 8-K (File No. 001-39860), filed with the Securities and Exchange Commission on October 28, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

Provident Acquisition Holdings Ltd.
By:	/s/ Michael Aw Soon Beng
Name: Michael Aw Soon Beng Title: Director
Aventis Star Investments Limited
By:	/s/ Tay Lenpo Douglas
Name: Tay Lenpo Douglas Title: Director

SCHEDULE I

Directors and Executive Officers of Provident Acquisition Holdings Ltd.

The name and principal occupation of each director and executive officer (if applicable) of Provident Acquisition Holdings Ltd. are set forth below. The business address for each person listed below is Unit 11C/D, Kimley Commercial Building, 142 – 146 Queen’s Road Central, Hong Kong.

Name	Present Principal Occupation or Employment	Citizenship
Winato Kartono	Director	Indonesia
Michael Aw Soon Beng	Director	Malaysia
Andrew Joseph Hoffmann	Director	France

SCHEDULE II

Directors and Executive Officers of Aventis Star Investments Limited

The name and principal occupation of each director and executive officer (if applicable) of Aventis Star Investments Limited are set forth below. The business address for each person listed below is 80 Raffles Place #54-01/02, UOB Plaza 1, Singapore 048624

Name	Present Principal Occupation or Employment	Citizenship
Tay Lenpo Douglas	Director	Singapore
Gavin Arnold Caudle	Director	Australia

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Perfect Corp., and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: November 7, 2022

Provident Acquisition Holdings Ltd.
By:	/s/ Michael Aw Soon Beng
Name: Michael Aw Soon Beng Title: Director
Aventis Star Investments Limited
By:	/s/ Tay Lenpo Douglas
Name: Tay Lenpo Douglas Title: Director